     Exhibit 99.2
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
First Oil Discovery in Libya’s Block NC 191
Paris — July 26, 2006 — Total (operator, 100%) announces an oil discovery in Block NC 191 in southwestern Libya, around 800 kilometres south of Tripoli. This is the first find in the block, located in the southern Murzuq Basin and awarded to Total in March 2001.
Drilled to a total depth of 1,735 metres, the D1 well tested at 675 barrels of oil per day. Appraisal of the discovery and the potential of the remainder of the block is underway.
The latest find consolidates Total’s position in Libya, where it has been active since the 1950s. The Group has interests in the main offshore and onshore basins, operating the offshore Al Jurf field and the Mabruk field in the Sirte Basin and holding a working interest in the consortium that operates the El Sharara fields in the Murzuq Basin.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com